UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 6, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

77 Corporate Drive

Bridgewater, New Jersey 08807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Interim Chief Executive Officer Compensation

As previously reported on a Form 6-K filed with the U.S. Securities and Exchange Commission on July 27, 2026, on July 23, 2026, the Board of Directors (the “Board”) of Legend Biotech Corporation (the “Company”) appointed Alan Bash as the Company’s Interim Chief Executive Officer and designated him as the Company’s interim principal executive officer, each effective as of July 24, 2026.

In connection with his appointment as Interim Chief Executive Officer, the Compensation Committee (the “Compensation Committee”) of the Board has approved cash compensation for Mr. Bash at a bi-weekly rate of $12,019, payable with each bi-weekly paycheck for so long as he serves in that capacity, effective July 27, 2026. This compensation is in addition to the compensation Mr. Bash receives in his role as President of the CARVYKTI Business Unit. In addition, the Compensation Committee approved a one-time grant of restricted stock units (the “RSUs”) to Mr. Bash having a value equal $50,000 on the grant date of August 14, 2026. The RSUs shall vest over a three-year period with one-third (1/3) of the RSUs vesting on each of the one-year, two-year and three-year anniversaries of July 27, 2026, subject to the recipient continuing to provide services to the Company as of such date.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

August 6, 2026	By:	/s/ Carlos Santos Garcia
Carlos Santos Garcia
Chief Financial Officer